77C: Submission of matters to a vote of security holders


At a special meeting of all shareholders of BlackRock
EcoSolutions Investment Trust (the Fund) held on Monday,
November 10, 2014, the results were as follows:


 The shareholders of the Fund are being asked to approve an Agreement and Plan of Reorganization between the Fund and BlackRock Resources & Commodities Strategy Trust, the termination of the Fund's registration under the Investment
Company Act of 1940 and the dissolution of the Fund under Delaware law.

With respect to the Proposal, the shares of the Fund were voted as follows:

   For           Against           Abstain
5,047,875       1,458,954          189,662